EXHIBIT 5.E.

EXPENSES

     Expenses, other than underwriting discounts and commissions, payable by JFM in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JP¥ 108.03 = US$1.00 the noon buying rate for yen on June 17, 2008, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$19,563
Fiscal Agent’s fee, including printing and engraving Bonds	248,773
Printing expenses	55,000
Legal fees and expenses	222,161
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	13,534

Total	$559,031